Exhibit 1

PRESS RELEASE

Gentium Responds to the EMA’s Day 120

List of Questions for Defibrotide MAA

VILLA GUARDIA, Italy, February 21, 2012, (GlobeNewswire), Gentium S.p.A. (Nasdaq: GENT) (the "Company") announced today that it has submitted its response to the Day 120 List of Questions (the “LoQs”) issued by the European Medicines Agency’s (“EMA”) Committee for Medicinal Products for Human Use (“CHMP”) with respect to the Company’s Marketing Authorization Application for Defibrotide to treat and prevent hepatic veno-occlusive disease (VOD) in adults and children undergoing haematopoietic stem cell transplantation therapy.

"We are pleased to announce that we have finalized and submitted written responses to the LoQs,” said Dr. Khalid Islam, Chairman & Chief Executive Officer of the Company. “We plan to continue working closely with the EMA towards the approval of Defibrotide.”

Following the submission of the Day 120 LoQs responses, the CHMP will continue its review of the MAA and will either issue an opinion on the MAA or submit a List of Outstanding Issues (LoOIs) requiring further clarification, the latter of which will stop the review clock to permit the Company time to respond. The CHMP is expected to reach its final opinion no later than day 210 calculated based on the EMA review process timeline.

The Company submitted its MAA for Defibrotide to the EMA in May 2011 and the CHMP issued the LoQs at the end of September 2011.

About the EMA Review Process:

Following the submission of its response to the Day 120 LoQs, the Company may meet with the Rapporteur and Co-Rapporteur to clarify the intent behind the questions presented and obtain further information regarding the CHMP’s concerns. The EMA’s review will resume on day 121 with any further communication from the EMA anticipated by day 150 under the accelerated review timeline (or day 180 under the standard review timeline if accelerated review is not permitted). At that point, the EMA is expected to either submit an LoOI or issue an opinion on the MAA. EMA guidelines permit companies in receipt of an LoOI to respond within one month. More information can be obtained from the EMA website www.ema.europa.eu.

About VOD

Veno-occlusive disease is a potentially life-threatening condition, which typically occurs as a significant complication of stem cell transplantation. Certain high-dose conditioning regimens used as part of stem cell transplantation can damage the lining cells of hepatic blood vessels and result in VOD, a blockage of the small veins in the liver that leads to liver failure and can result in significant dysfunction in other organs such as the kidneys and lungs (so-called severe VOD). Stem cell transplantation is a frequently used treatment modality following high-dose chemotherapy and radiation therapy for hematologic cancers and other conditions in both adults and children. At present there is no approved agent for the treatment or prevention of VOD in the United States or the European Union.

About Gentium

Gentium S.p.A., located in Como, Italy, is a biopharmaceutical company focused on the development and manufacture of drugs to treat and prevent a variety of diseases and conditions, including vascular diseases related to cancer and cancer treatments. Defibrotide, the Company's lead product candidate, is an investigational drug that has been granted Orphan Drug status by the U.S. Food and Drug Administration (FDA) and Orphan Medicinal Product Designation by the European Medicines Agency, both to treat and to prevent VOD, as well as Fast Track Designation by the U.S. FDA to treat VOD.

Cautionary Note Regarding Forward-Looking Statements

This press release contains "forward-looking statements." In some cases, you can identify these statements by forward-looking words such as "may," "might," "will," "should," "expect," "plan," "anticipate," "believe," "estimate," "predict," "potential" or "continue," the negative of these terms and other comparable terminology. These statements are not historical facts but instead represent the Company's belief regarding future results, many of which, by their nature, are inherently uncertain and outside the Company's control. It is possible that actual results, including with respect to the possibility of any future regulatory approval, may differ materially from those anticipated in these forward-looking statements. For a discussion of some of the risks and important factors that could affect future results, see the discussion in our Form 20-F filed with the Securities and Exchange Commission under the caption "Risk Factors."

SOURCE: Gentium S.p.A.

Gentium S.p.A.

Salvatore Calabrese, +39 031-385-287

SVP & CFO

scalabrese@gentium.it

or

The Trout Group

Marcy Nanus, +1 646 378 2927

mnanus@troutgroup.com